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[EL PASO LOGO]

Dear Stockholder,

     I am pleased to provide you with the enclosed Proxy Statement, Report to Shareholders and Annual Report on Form 10-K in connection with El Paso Corporation's upcoming 2001 annual meeting of stockholders.

     The Proxy Statement includes, among other items, two plans for your approval. The first, the 2001 Omnibus Incentive Compensation Plan (the "2001 Omnibus Plan"), is a new incentive compensation plan, which will replace a current compensation plan upon adoption. The second plan is the 2001 Stock Option Plan for Non-Employee Directors (the "2001 Stock Option Plan"), a new compensation plan which will also replace a current compensation plan upon adoption. Both the 2001 Omnibus Plan and the 2001 Stock Option Plan reflect our strong philosophy that your interests are best served by a management team whose incentive compensation is tied directly to El Paso's stock performance.

     El Paso is seeking stockholder approval of the two plans for several reasons. During 1999, 2000 and 2001, El Paso has made several significant and value-adding acquisitions (including Sonat Inc., PG&E's Texas mid-stream operations and The Coastal Corporation). These acquisitions increased significantly the number of eligible participants in the predecessor plan to the 2001 Omnibus Plan, the size of El Paso, and the number of Directors who serve on El Paso's Board. As a result, the shares authorized under the predecessor plans to the 2001 Omnibus Plan and the 2001 Stock Option Plan have depleted sooner than El Paso had anticipated when our stockholders approved these predecessor plans. Furthermore, the increased size of El Paso has created the need to provide more competitive stock-based incentives for officers, key management employees and Directors.

     The 2001 Omnibus Plan will enable El Paso to attract and retain officers and key management employees and provide a direct incentive to achieve El Paso's strategic and financial goals by providing for stock-based compensation. For example, the 2001 Omnibus Plan provides long-term compensation in the form of stock options (which are valueless without appreciation in stock price), performance units (the value of which is tied directly to total stockholder return versus total return to the stockholders of a peer group of companies), restricted stock and incentive awards (both of which are primarily awarded or vest based upon achieving certain stock performance targets).

     The 2001 Stock Option Plan will enable El Paso to attract and retain the services of experienced and knowledgeable non-employee Directors by providing them with competitive incentives such as stock options which aligns their interests with those of our stockholders.

     As stated before, both the 2001 Omnibus Plan and the 2001 Stock Option Plan reflect our philosophy that the stockholders' interests are best served by a management team whose compensation is tied directly to stock performance. We also believe that these benefits should not be obtained at the cost of excessive dilution to existing stockholders. Consequently, upon adoption of both the 2001 Omnibus Plan and the 2001 Stock Option Plan, the existing predecessor plans will be terminated, and no further awards will be issued under those plans.

     The Board of Directors of El Paso, advised by its Compensation Committee, unanimously recommends a vote "FOR" these two new plans. We believe strongly that our performance-based, equity-oriented compensation program adds significant value to El Paso.

     Please contact David L. Siddall, Vice President and Corporate Secretary, at
(713) 420-6195 if you have any questions or comments.

                                                         Sincerely,

                                                    /s/ WILLIAM A. WISE

                                                      WILLIAM A. WISE
                                                   Chairman of the Board,
                                               President and Chief Executive
                                                          Officer
April 6, 2001
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